Exhibit 99.2

c/o Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada T2P 4K9
T + 1 403 455 7717 | xortx.com | TSXV : XRTX | NASDAQ : XRTX

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL & SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES
OF XORTX THERAPEUTICS INC. TO BE HELD ON DECEMBER 20, 2021

Dated November 8, 2021

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (“Management Information Circular”) is furnished in connection with the solicitation of proxies by the management and the directors of XORTX THERAPEUTICS INC. (“XORTX” or the “Company”) for use at the annual and special meeting of the shareholders (the “Shareholders”) of the Company (the “Meeting”) to be held via teleconference at Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta at 11:00 a.m. (Calgary time) on Monday, December 20, 2021, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company (“Common Shares”) in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Management Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Management Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

This Management Information Circular is being sent to both registered and non-registered owners of the Common Shares.

Non-Registered Shareholders

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada, and the Depository Trust Company in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.; Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Services (Broadridge). Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own.

Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Management Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the office of the Company, c/o Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta, T2P 4K9 at any time prior to 11:00 a.m. (Calgary time) on the second last business day preceding the day of the Meeting or any adjournment thereof; (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1 at any time prior to 1:00 p.m. (Toronto time) on the second last business day preceding the day of the Meeting or any adjournment thereof; or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who has submitted a proxy can change their vote by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held in sufficient time prior to the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such Common Shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

Notice-and-Access Rules

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101", and together with NI 51-102, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval ("SEDAR") and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Management Information Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Company will send the Notice of Meeting and proxy form directly to registered Shareholders. The Company will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by non-registered Shareholders. The Management Information Circular and other relevant materials are available on the Company’s website (www.xortx.com), on SEDAR (www.sedar.com) under the Company’s issuer profile, and also on the TSX Trust Company’s website (https://docs.tsxtrust.com/2275).

The Company will not be using stratification as it relates to Notice-and-Access.

If you would like to receive a paper copy of the current Meeting materials by mail, you must request one by December 9, 2021 to ensure timely receipt, by contacting TSX Trust Company by telephone at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com. There is no charge to you for requesting a copy.

To obtain paper copies of the materials after the Meeting date, please contact the Company as follows: by mail, XORTX Therapeutics Inc., Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 4K9, or by telephone at +1 403 455 7717.

Voting in Person

Given the continued risk resulting from the COVID-19 outbreak, XORTX asks that Shareholders follow the current instructions and recommendations of federal, provincial, and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, XORTX will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings and attendance at the Meeting may be limited to only the legal requirements for shareholder meetings.

Rather than attending in person, the Company encourages Shareholders to access a teleconference of the Meeting, which will give Shareholders an equal opportunity to access the Meeting regardless of their geographic location. Please email the Company’s corporate secretary at cmay@xortx.com prior to 11:00 a.m. (Vancouver time) on December 16, 2021 (or the last Business Day before the day of an adjourned Meeting) to receive call-in details.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the Shareholders. As at the close of business on November 8, 2021, there were 12,989,687 Common Shares outstanding.

Record Date

The directors of the Company have fixed November 8, 2021 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record at the close of business on November 8, 2021, will be entitled to vote at the Meeting and at all adjournments thereof.

Ownership of Securities of the Company

As at November 8, 2021, to the knowledge of the directors and officers of the Company, as at the date of this Management Information Circular, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.        PRESENTATION OF FINANCIAL STATEMENTS

At the Meeting, the Chairman of the Meeting will present to Shareholders the audited consolidated financial statements of the Company for the year ended December 31, 2020 and the auditor’s report thereon.

2.        ELECTION OF DIRECTORS

The Board of Directors currently consists of six (6) members. The table and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. Each director of the Company holds office until his successor is elected at the next meeting of the Company, or any adjournment thereof, or until his successor is elected or appointed.

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	# of Common Shares Owned or Controlled(1)
Dr. Allen Davidoff Alberta, Canada	Director, President and Chief Executive Officer	January 9, 2018	Current President and Chief Executive Officer of the Company since January 9, 2018 and its predecessor company, XORTX Pharma Corp. since July 2012; former Chief Scientific Officer and co-founder, Stem Cell Therapeutics Inc. (November 2004 to December 2011).	410,898
William Farley (2) New York, USA	Director	May 10, 2021

Over 35 years’ experience in business development, sales and leading efforts in drug discovery, development and partnering. Current Vice President, Business Development, Sorrento Therapeutics, Inc. and its subsidiary companies Levena BioPharma Co., Ltd. and Scilex Pharmaceutics, Inc. as well as its Sofusa division since 2016 and current Director, Globestar Therapeutics Corporation since April 2021.

				Nil

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	# of Common Shares Owned or Controlled(1)
Ian Klassen (2*)(3) British Columbia, Canada	Director	August 27, 2020	Director and CEO, Grande Portage Resources Ltd. since March 2006; Director and CEO, GMV Minerals Inc. since December 2007; Director, eXeBlock Technology Corporation since September 2017; former Director of Canabo Medical Corp., now Aleafia Health Inc. (March 2014 to March 2018)}, G6 Materials Corp. (January 2012 to May 2016); Sixty North Gold Mining Ltd. (July 2017 to September 2019) and Transcanna Holdings Inc. (August 2019 to March 2020).	42,759
Jacqueline Le Saux (4*) Ontario, Canada	Director	June 16, 2021

Retired seasoned Canadian health care legal executive focused on securities, pharmaceutical regulatory and intellectual property law. Former Vice President, Legal and Compliance, Purdue Pharma (Canada) (2009 to 2018).

				Nil
Raymond Pratt Michigan, USA	Nominee	N/A

Current Chief Development Officer and former Chief Medical Officer, Rockwell Medical, Inc. since 2012; former Vice President, Strategic Drug Development, Quintiles Transnational (2011 to 2012); and former Vice President, R&D and Scientific Leader and various other senior management positions with Shire Pharmaceutical Development (2003 to 2010).

				Nil
Paul Van Damme (2)(3*)(4) Ontario, Canada	Director	January 25, 2018	Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020); former Chief Financial Officer, Structural Genomics Consortium (May 2012 to June 2019); former Chief Financial Officer, Bradmer Pharmaceuticals Inc. (September 2007 to July 2018), former Director, Quest PharmaTech Inc. (January 2010 to November 2015); former Chief Financial Officer, Ellipsiz Communications Ltd. (June 2011 to November 2015).	63,993

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	# of Common Shares Owned or Controlled(1)

Notes:

(1)   The information as to Common Shares beneficially owned, not being within the knowledge of the Company, has been furnished by directors individually.

(2)   Member of the Compensation Committee.

(3)   Member of the Audit Committee.

(4)   Member of the Corporate Governance and Nominating Committee.

*      Denotes Chair.

As at the date of this Management Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 660,648 Common Shares, representing approximately 5.1% of the issued and outstanding Common Shares.

Other than as noted below, none of the directors or executive officers:

(a)	is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director or chief executive officer or chief financial officer of any company that:

(i)

was the subject of an order (as defined in National Instrument 51-102F5) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is at the date hereof, or has been within 10 years before the date of this Circular, a director or executive officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Proxies received in favour of management will be voted FOR the election of the above-named nominees, unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect thereof.  Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

3.        Appointment of Auditor

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of Smythe LLP Chartered Professional Accountants ("Smythe"), to serve as the auditor of the Company until the next annual meeting of Shareholders and to authorize the directors of the Company to fix the auditor’s remuneration as such. Smythe (formerly Morgan & Company LLP) was retained as auditor of the Company’s predecessor XORTX Pharma Corp. and continued as auditor effective January 9, 2018, the date of the reverse take-over between APAC Resources Inc. and XORTX Pharma Corp. to form XORTX Therapeutics Inc.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of SMYTHE LLP CHARTERED PROFESSIONAL ACCOUNTANTS to serve as auditor of the Company until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration.

4.        Approval of Stock Option Plan

The Company maintains a Stock Option Plan (the "Plan") for the benefit of directors, officers, employees, consultants and other service providers of the Company and its subsidiaries in order to assist the Company in attracting, retaining and motivating such persons by providing them with the opportunity, through stock options ("Options"), to acquire an increased proprietary interest in the Company.

The Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 12,989,687 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 1,298,969 Common Shares available for Options grants under the Plan. Options may be granted under the Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Plan limits the number of Options which may be granted to any one individual to not more than 5% of the total issued Common Shares in any 12 month period (unless otherwise approved by the disinterested Shareholders), and not more than 10% of the total issued Common Shares to all insiders at any time or granted over any 12 month period. The number of Options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued Common Shares. Any Options granted under the Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors.

Options under the Plan may be granted at an exercise price which is at or above the current discounted market price on the date of the grant. In the event of the death or permanent disability of an optionee, any Option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Option granted to such optionee will be cancelled as at the date of termination.

A copy of the Plan, updated to reflect the Company’s listing on the TSX Venture Exchange, is attached as Schedule B to this Management Information Circular.

As of November 8, 2021, Options to purchase an aggregate of 519,572 Common Shares are outstanding under the Plan leaving a balance of 779,397 Options available for issuance under the Plan.

Shareholders are being asked to re-approve and confirm the Plan.  In order to confirm and re-approve the Plan a majority of disinterested votes cast at the meeting must be voted in favour of the Plan.

Accordingly, Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT the Company’s Plan as described in the Management Information Circular dated November 8, 2021, be and it is hereby adopted, confirmed and approved, including that the maximum number of Common Shares reserved for issuance under the Plan at any given time is equal to ten percent (10%) of the issued and outstanding Common Shares as at the date of grant of an Option under the Plan."

The Board of Directors recommends that the Company’s Shareholders vote FOR the approval of the Plan.

Unless a shareholder directs that his or her common shares are to be voted AGAINST THE APPROVAL OF THE PLAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE PLAN.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

In accordance with NI 51-102 and the related form requirements, this Management Information Circular includes certain comparative data and information for prescribed prior years.

Named Executive Officers

For the purpose of this statement of executive compensation, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Company or acted in a similar capacity during the most recently completed financial year. A “Named Executive Officer” or “NEO” means each CEO, each CFO, the Company’s most highly compensated officer, other than the CEO and CFO, who was serving as an officer at the end of the most recently completed financial year and whose total compensation was more than $150,000, and any additional individuals who would be a Named Executive Officer but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of the financial year.

Based on the foregoing definitions, the Company’s Named Executive Officers for the financial year ended December 31, 2020 were Allen Davidoff, CEO, and James Fairbairn, former CFO.

Director and Named Executive Officer Compensation

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth a summary of the compensation paid to the NEOs and the directors for the financial year ended December 31, 2020.

Table of Compensation Excluding Compensation Securities
Name and Position (1)	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Stock Option ($)	Value of All Other Compensation ($)	Total Compensation ($)
Allen Davidoff	2020	196,097	Nil	Nil	63,072	Nil	259,169
CEO	2019	192,000	Nil	Nil	17,137	Nil	209,137

Table of Compensation Excluding Compensation Securities
Name and Position (1)	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Stock Option ($)	Value of All Other Compensation ($)	Total Compensation ($)
Amar Keshri(2)	2020	N/A	N/A	N/A	N/A	N/A	N/A
CFO	2019	N/A	N/A	N/A	N/A	N/A	N/A
James Fairbairn(3)	2020	30,000	Nil	Nil	15,635	Nil	45,635
Former CFO	2018	30,000	Nil	Nil	12,510	Nil	42,510
Ian Klassen(4)	2020	Nil	Nil	Nil	30,988	Nil	30,988
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Bruce Rowlands(5)	2020	36,000	Nil	Nil	41,348	Nil	77,348
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Paul Van Damme	2020	Nil	Nil	Nil	33,387	Nil	33,387
Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Allan Williams(6)	2020	Nil	Nil	Nil	33,387	Nil	X
Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil
Bruce Cousins(7)	2020	Nil	Nil	Nil	33,387	Nil	33,387
Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	William Farley and Jacqueline Le Saux, current directors of the Company, are not included in the above table as they were appointed on May 12, 2021 and June 16, 2021, respectively.
(2)	Amar Keshri was appointed as CFO on July 14, 2021.
(3)	James Fairbairn was elected CFO on November 9, 2018 and resigned effective July 14, 2021.
(4)	Ian Klassen was appointed as a director on August 27, 2020.
(5)	Bruce Rowlands is not standing for re-election at the Meeting.
(6)	Allan Williams resigned as a director effective June 16, 2021.
(7)	Bruce Cousins was elected as a director on June 27, 2018 and resigned effective August 26, 2020.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO and director of the Company all compensation securities granted or issued to such NEO and director in the most recently completed financial year and up to and including December 31, 2020.

Compensation Securities
Name and Position (1)	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Allen Davidoff(2) CEO	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Amar Keshri(3) CFO	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Compensation Securities
Name and Position (1)	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
James Fairbairn(3) Former CFO	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Ian Klassen(4) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Bruce Rowlands(5) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Paul Van Damme(6) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Allan Williams(7) Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Bruce Cousins(8) Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

William Farley and Jacqueline Le Saux, current directors of the Company, are not included in the above table as they were appointed on May 12, 2021 and June 16, 2021, respectively. As of the date of this Management Information Circular, William Farley holds 21,294 options exercisable at $1.88 expiring May 12, 2026 and Jacqueline Le Saux holds 21,294 options exercisable at $1.76 expiring June 16, 2026.

(2)	Allen Davidoff holds 85,178 options, 42,859 exercisable at $5.87 and 42,859 exercisable at $1.64, expiring March 19, 2023 and June 23, 2025, respectively.
(3)

Amar Keshri was appointed as CFO on July 14, 2021 replacing James Fairbairn who holds 42,588 options, 21,294 exercisable at $5.87 and 21,294 exercisable at $1.64, expiring March 19, 2023 and June 23, 2025, respectively. Amar Keshri holds 21,294 options exercisable at $2.41 expiring July 14, 2026.

(4)

Ian Klassen was appointed as a director on August 27, 2020 and holds 42,588 options, 12,776 options exercisable at $2.82 expiring August 27, 2025 and 29,812 options exercisable at $3.29 expiring January 11, 2026.

(5)	Bruce Rowlands holds 51,106 options, 12,776 exercisable at $5.87 and 38,330 exercisable at $1.64, expiring March 19, 2023 and June 23, 2025, respectively.
(6)	Paul Van Damme holds 38,329 options, 12,776 exercisable at $5.87 and 25,553 exercisable at $1.64, expiring March 19, 2023 and June 23, 2025, respectively.
(7)	Allan Williams holds 12,776 options exercisable at $5.87 expiring December 31, 2022.
(8)	Bruce Cousins was elected as a director of the Company on June 27, 2018 and resigned August 26, 2020. At year-end December 31, 2020, all options held by Bruce Cousins had expired unexercised.

Exercise of Share-Based Awards and Option-Based Awards

The following table sets out for each NEO and director of the Company all compensation securities exercised in the most recently completed financial year and up to and including December 31, 2020.

Exercise of Compensation Securities by Directors and NEOs
Name and Position (1)	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price Per Security ($)	Date of Exercise	Closing Price Per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Allen Davidoff CEO	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Amar Keshri(2) CFO	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James Fairbairn Former CFO	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ian Klassen(3) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bruce Rowlands(4) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paul Van Damme Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Allan Williams(4) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bruce Cousins(5) Former Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	William Farley and Jacqueline Le Saux, current directors of the Company, are not included in the above table as they were appointed on May 12, 2021 and June 16, 2021, respectively.
(2)	Amar Keshri was appointed CFO on July 14, 2021.
(3)	Ian Klassen was appointed as a director on August 27, 2020.
(4)	Bruce Rowlands is not standing for re-election at the Meeting.
(5)	Allan Williams resigned as a director on June 16, 2021.
(6)	Bruce Cousins resigned as a director on August 26, 2020.

NEO Employment and Consulting Agreements

Dr. Allen Davidoff, CEO

The Company employs Dr. Allen Davidoff as the Company’s President and CEO at an annual salary of US$300,000 pursuant to an executive employment agreement (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of a change of control, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. As well, all unvested Options then held by Dr. Davidoff shall be deemed to have vested upon any such termination.

Amar Keshri, CFO

Amar Keshri, the Company’s CFO, provides his services to the Company in accordance with the terms of an independent contractor agreement through his holding company called Next Level Consultants Inc. (the “Next Level Agreement”). The Next Level Agreement contains standard confidentiality clauses and sets out a monthly retainer of $16,000 (plus HST) per month for the services of Amar Keshri with a discretionary bonus of up to 30% of the total value of the contract, subject to the discretion of the Company’s Compensation Committee. The Next Level Agreement can be terminated by the Company by providing 30 days’ notice. The Next Level Agreement does not provide for change of control benefits.

Stephen Haworth, CMO

Stephen Haworth, the Company’s CMO, provides his services to the Company in accordance with the terms of an independent contractor agreement through his holding company called Haworth Biopharmaceutical Consulting Services Inc. (the “Haworth Agreement”). The Haworth Agreement contains standard confidentiality clauses and sets out a monthly retainer of US$18,750 per month for the services of Stephen Haworth with a discretionary bonus of up to 30% of the total value of the contract, subject to the discretion of the Company’s Compensation Committee. The Haworth Agreement can be terminated by the Company by providing 30 days’ notice. The Haworth Agreement does not provide for change of control benefits.

Compensation Discussion and Analysis

Director and NEO Compensation

The Company’s Board is responsible for ensuring that the Company has in place an appropriate plan for executive compensation ensuring that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy and in line with industry practice.

Compensation for the executive officers is composed primarily of three components: base compensation, performance bonuses and the granting of options. Performance bonuses may be considered from time to time. The Board does not have a pre-determined compensation plan, but rather reviews the performance of the executive officers and considers a variety of factors, when determining compensation levels. These factors, which are informally discussed by the Board, include the long-term interests of the Company and its Shareholders, the financial and operating performance of the Company and each executive officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service. The Board believes that the compensation arrangements for the Company’s executive officers are commensurate with the executive officer’s position, experience and performance. The directors of the Company will continue to review compensation philosophy to ensure that the Company is competitive and that compensation is consistent with the performance of the Company. [Ensure this meshes with the comp committee charter.]

Other than Options to purchase Common Shares granted under the Plan, there were no long-term incentive awards made to the NEOs during the most recently completed financial year.

Pension Plan Benefits

There are no pension plan benefits in place for NEOs.

Gender Diversity in Executive Officer Positions

The Company has not adopted a formal policy which specifies targets regarding the representation of women in executive officer positions or on its Board. While the Company believes that diversity, including gender diversity, is an important consideration in determining the makeup of its executive team, it is only one of a number of factors (which include merit, talent, experience, expertise, leadership capabilities, innovative thinking and strategic agility), that are considered in selecting the best candidates for executive positions. At the present time, the Company has one woman on the Board and one woman on its executive team.

Termination and Change of Control Benefits

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a NEO of the Company. In connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of change of control of the Company, its subsidiaries or affiliates. Under the current NEO employment arrangements, if a severance payment triggering event were to occur, the severance payments that would be payable to each of the NEOs is as outlined in the following table.

Name	Termination by the Company ($)	Change of Control ($)
Allen Davidoff (1)	373,500	373,500
Amar Keshri	Nil	Nil
Stephen Haworth (1)	Nil	Nil
Total	373,500	373,500
Note: (1) Converted 1.245 US to Canadian exchange.

Compensation of Directors

During the period ended December 31, 2020, the non-executive directors of the Company received no compensation for director services. During the financial year of the Company ended December 31, 2020, 76,659 Options were granted to non-executive directors.

In July 2021, the Board resolved, at the recommendation of the Compensation Committee that with effect from July 1, 2021, the Company pay independent directors an annual fee of $12,000 and that for each meeting exceeding 30 minutes, the Company pay each committee chair a fee of $700 and each committee member receive a fee of $300.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2020 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#) (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#) (1)
Equity compensation plans approved by Shareholders (2)(3)	455,690	$3.29	227,250
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	455,690	$3.29	227,250

Notes:

(1)	Numbers reflect the 11.74:1 share consolidation that was effective September 24, 2021.
(2)

The Stock Option Plan is a “rolling” stock option plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant.

(3)	As at November 8, 2021, 519,572 Options are outstanding, with 779,397 Options remaining available for issuance under the Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of December 31, 2020, there was no indebtedness of any director or officer of the Company or of any proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Management Information Circular, management of the Company is not aware of any material interest of any director or nominee for director or executive officer or anyone who has held office as such since the beginning of the Company’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of November 8, 2021, no director or executive officer of the Company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to material affect the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective and efficient operation of the Company.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure in respect of corporate governance matters be included in its management information circular.

The TSXV also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F2 – Corporate Governance Disclosure (“Form 58-101F2”) and is set out on the following pages.

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement the corporate governance guidelines as the business of the Company progresses and becomes more active in operations.

Form 58-101F2 – Corporate Governance Disclosure

Board

The Board is currently composed of six directors. Form 58-101F2 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101 which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the six directors, one director, Allen Davidoff, current CEO is considered a non-independent director. Dr. Davidoff is a management director and accordingly is not “independent”. Each of the remaining directors: William Farley, Ian Klassen, Jacqueline Le Saux, Bruce Rowlands and Paul Van Damme are considered “independent”, within the meaning of NI 58-101.

At the Meeting, Bruce Rowlands is not standing for re-election. Raymond Pratt, a director nominee is considered “independent”, within the meaning of NI 58-101.

The Board meets formally on an as needed basis to review and discuss the Company’s business activities, and to consider and if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. In addition, management informally provides updates to the Board between formal meetings. In general, management consults with the Board when deemed appropriate to keep it informed regarding the Company’s affairs. The Board facilitates the exercise of independent supervision over management through these various meetings.

In addition to the Audit Committee, the Company has formed a Compensation Committee and a Corporate Governance and Nominating Committee (the “CGN Committee”). When necessary, the Board will strike a special committee of independent directors to deal with matters requiring independence. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such item where the conflict of interest has been disclosed.

The Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. The Board has free access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
William Farley	Globestar Therapeutics Corporation
Ian Klassen	eXeBlock Technology Corporation, GMV Minerals Inc. and Grande Portage Resources Ltd.
Bruce Rowlands	A-Labs Capital II Corp.

Participation of Directors in Board Meetings

For the year ended December 31, 2020, the Board held three board meetings and three audit committee meetings.

Director(1)	Attendance / Number of Board Meetings	Attendance / Number of Audit Committee Meetings
Bruce Cousins(2)	2 / 2	2 / 2
Allen Davidoff	3 / 3	N/A
Ian Klassen(3)	1 / 1	N/A
Bruce Rowlands	3 / 3	3 / 3
Paul Van Damme	3 / 3	3 / 3
Allan Williams (4)	3 / 3	N/A

Notes:

(1)	William Farley and Jacqueline Le Saux, current directors of the Company, are not included in the above table as they were appointed on May 12, 2021 and June 16, 2021, respectively.
(2)	Bruce Cousins resigned effective August 26, 2020.
(3)	Ian Klassen was appointed as a director on August 27, 2020.
(4)	Allan Williams resigned effective June 16, 2021.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members, however new Board members are provided with a director’s handbook. The Board’s continuing education is typically derived from correspondence with the Company’s legal counsel to remain up to date with developments in relevant corporate and securities’ law matters.

Ethical Business Conduct

The Board has adopted guidelines and has quantified and stipulated steps to encourage and promote a culture of ethical business conduct. The Company also promotes ethical business conduct through the nomination of directors it considers ethical, through avoiding conflicts of interest, by having a majority of its directors independent of corporate matters and by requiring conflicts of interests to be disclosed and directors that have a conflict recusing themselves from voting.

Nomination and Assessments

The recruitment of new directors has generally resulted from recommendations made by directors and shareholders. The assessment of the contributions of individual directors has principally been the responsibility of the Board. With the formation of the CGN Committee in 2021, prior to standing for election, new nominees to the Board are reviewed by the CGN Committee.

Compensation

During the financial year ended December 31, 2020, the Board decided the compensation for the Company’s officers, based on industry standards and the Company’s financial position.

Other Board Committees

On May 7, 2021, the Company formed two additional committees of the Board, a Compensation Committee and a CGN Committee.

The Compensation Committee has been formed to assist in fulfilling the Board corporate governance responsibilities under applicable laws, including assisting the Board in setting director and senior executive compensation. The Compensation Committee also has the responsibility of making recommendations concerning annual bonuses and grants to eligible persons under the Stock Option Plan. The directors of the Company, in consultation with the Compensation Committee, determine the level of compensation in respect of the executive officers of the Company. The Compensation Committee is currently comprised of Ian Klassen (Chair), William Farley and Paul Van Damme. All of the members of the Compensation Committee are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101").

The CGN Committee has been formed to assist the Board with respect to corporate governance and director nomination matters. The CGN Committee is currently comprised of Jacqueline Le Saux (Chair), Bruce Rowlands and Paul Van Damme. All members of the CGN Committee are independent within the meaning of NI 58-101.

Assessment of Directors, the Board and Board Committees

As of December 31, 2020, the Board had not implemented a formal process for assessing the performance of the Board, its committees, or its individual directors. On May 7, 2021, the Board formed a CGN Committee. The CGN Committee has implemented a process for assessing the effectiveness of the Board as a whole, the committees of the directors and individual directors based upon the mandate of the Board and charters of the appropriate committees, respectively and for individual directors, their skills and competencies which directors are expected to bring to the Board.

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The full text of the charter of the Company’s Audit Committee is attached hereto as Schedule A.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors: Ian Klassen, Bruce Rowlands and Paul Van Damme (Chair).

Relevant Education and Experience

Ian Klassen – Mr. Klassen has close to 30 years of business experience in the administration of public companies and finance. He is the current President and CEO of two gold exploration companies listed on the TSX Venture Exchange and was a founding director of Canabo Medical Corp., a public company that completed a business combination with Aleafia Health Inc. in March 2018. He has extensive experience chairing governance, audit, risk assessment and compensation committees. Mr. Klassen has a B.A. (Honours) from the University of Western Ontario. Mr. Klassen is financially literate and an independent director of the Company for the purpose of NI 52-110.

Bruce Rowlands -- Mr. Rowlands has over 25 years business experience in the public markets in the areas of biotechnology, investment banking and scientific instrumentation industries. He is a former director of Eurocontrol Technics Group Inc., a TSX Venture Exchange listed company and the former Chairman and Chief Executive Officer. Prior to joining Eurocontrol, Bruce Rowlands held the positions of Senior Vice President with Lorus Therapeutics, a leading Canadian biotechnology company and Vice President and Director of Dominick and Dominick Securities Canada, a Canadian investment banking firm. Mr. Rowlands is financially literate and an independent director of the Company for the purpose of NI 52-110.

Paul Van Damme (Chair) – Paul Van Damme is a Chartered Professional Accountant with over 45 years business experience. He holds a Bachelor of Commerce degree from the University of Toronto and a MBA from the Rotman School of Management. He is an experienced accountant having worked for Pricewaterhouse Coopers in their Toronto and London, UK offices and he has held the position of CFO with a number of Canadian and US private and public companies including Allelix Biopharmaceuticals Inc., Vasogen and Structural Genomics Consortium, a UK-based charity. Additionally, Paul Van Damme is a Managing Director of WD Capital Markets Inc. Mr. Van Damme is financially literate and an independent director of the Company for the purpose of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed fiscal year, the Company’s Board has adopted all recommendations of the Audit Committee to nominate or compensate an external auditor.

Audit Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the external auditor of the Company for professional services rendered to the Company during the financial years ended December 31, 2020 and December 31, 2019:

Year Ended	Audit Fees ($)	Audit-Related Fees ($)	Tax Fees ($)	All Other Fees ($)
December 31, 2020	$ 23,726	Nil	Nil	Nil
December 31, 2019	$18,750	Nil	Nil	Nil

Audit Fees – aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees – aggregate fees billed for professional services rendered by the auditor and were comprised primarily of audit procedures performed related to the review of quarterly financial statements and related documents.

Tax Fees – aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees – aggregate fees billed for professional services which included accounting advice and advice related to relocating employees.

Exemption

The Company is relying on the exemptions set out in subsection 6.1 of NI 52-110, which provide that venture issuers are exempt from the audit committee composition and reporting obligation requirements set out in NI 52-110.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. The Company will provide any Shareholder of the Company, without charge, upon request to the Corporate Secretary of the Company a copy of this Management Information Circular.

APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Company have been approved by the directors of the Company.

DATED at Calgary, Alberta, this 8th day of November, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Allen Davidoff”
Dr. Allen Davidoff
Chief Executive Officer

Schedule A
AUDIT COMMITTEE CHARTER

GENERAL

1.	Purpose and Responsibilities of the Committee

1.1	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Company’s financial statements;

(b)	the Company’s compliance with legal and regulatory requirements;

(c)	the External Auditor’s qualifications and independence; and

(d)	the performance of the Company’s internal audit function and the External Auditor.

2.	Definitions and Interpretation

2.1	Definitions

In this Charter:

(a)	“Board” means the board of directors of the Company;

(b)	“Chair” means the chair of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Company” means XORTX Therapeutics Inc.;

(e)	“Director” means a member of the Board; and

(f)	“External Auditor” means the Company’s independent auditor.

2.2	Interpretation

The provisions of this Charter are subject to the articles and by-laws of the Company and to the applicable provisions of the Business Corporations Act, and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	Establishment and Composition of the Committee

3.1	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)

Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)

Vacancies. If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office. If there is a vacancy of the Chair of the Committee, the members of the Committee shall appoint, by a majority vote of the remaining members, one of its members to fill the vacancy. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors, including filling a vacancy in the Chair position of the Committee or confirming a new Chair of the Committee that has been appointed by the Committee.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3	Number of Members

The Committee shall consist of three or more Directors.

3.4	Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements. Each member of the Committee must not have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

3.5	Financial Literacy

(a)

Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee, and at least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, as each such qualification is interpreted by the Board in its business judgment. In addition, at least one member of the Committee shall be an “audit committee financial expert” as such term is defined by the U.S. Securities and Exchange Commission.

(b)

Definition of Financial Literacy. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

4.	Committee Chair

4.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2	Chair to be Appointed Annually

The designation of the Committee’s Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	Committee Meetings

5.1	Quorum

A quorum of the Committee shall be two members.

5.2	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4	In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)	management; and

(b)	the External Auditor.

5.5	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6	Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7	Invitees

The Committee may invite Directors, officers, employees and consultants of the Company or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Company’s expense.

5.8	Regular Reporting

The Committee shall report to the Board at the Board’s next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	Authority of Committee

6.1	Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the audit committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2	Funding

The Committee shall have the authority to authorize the payment of:

(a)

compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor);

(b)	compensation for any advisors employed by the audit committee under Section 6.1 hereof; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.3	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

6.4	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

6.5	Communication with Auditors

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.	Remuneration of Committee Members

7.1	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2	Directors’ Fees

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	Integrity of Financial Statements

8.1	Review and Approval of Financial Information

(a)

Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor the Company’s audited annual financial statements and related management’s discussion and analysis (“MD&A”) together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)

Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Company’s interim unaudited financial statements and related MD&A.

(c)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

(i)	the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(d)

Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e)	General. To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles;

(ii)	major issues as to the adequacy of the Company’s internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)

prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;

(iv)

the effect on the financial statements of the Company of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Company;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

(viii)	any other relevant reports or financial information submitted by the Company to any governmental body or the public.

9.	External Auditor

9.1	External Auditor

(a)

Authority with Respect to External Auditor. As a representative of the Company’s shareholders, the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. In the discharge of this responsibility, the Committee shall:

(i)

have sole responsibility for recommending to the Board the person to be proposed to the Company’s shareholders for appointment as External Auditor for the above-described purposes and recommending such External Auditor’s compensation;

(ii)	determine at any time whether the Board should recommend to the Company’s shareholders that the incumbent External Auditor should be removed from office;

(iii)	review the terms of the External Auditor’s engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iv)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)

require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation consistent with The Public Company Accounting Oversight Board Rule 3526 and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

(ii)

unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

(iii)	review and approve the policy setting out the restrictions on the Company partners, employees and former partners and employees of the Company’s current or former External Auditor.

(c)	Issues Between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or access to requested information; and

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.

(d)	Non-Audit Services:

(i)	The Committee shall either:

(A)	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Company to the Company (including its subsidiaries); or

(B)

adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee’s responsibilities to management.

(ii)

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii)

The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Company at the time of the engagement as being non-audit services.

10.	Other

10.1	Related Party Transactions

The Committee shall review and approve all related party transactions in which the Company is involved or which the Company proposes to enter into.

10.2	Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)	the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;

(b)	the Company’s expense account policy, and rules relating to the standardization of the reporting on expense accounts.

10.3	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10.4	Code of Business Conduct and Ethics

The Committee shall receive and report any violations of the Code of Business Conduct and Ethics to the Chairman of the Board and will monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto.

11.	Performance Evaluation

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.	Charter Review

The Committee shall review and assess the adequacy of this Charter on an annual basis and recommend to the Board any changes it deems appropriate.

Approved and adopted by the Board on October 28, 2021.

Schedule B
stock option plan

XORTX THERAPEUTICS INC.

STOCK OPTION PLAN

1.            PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Consultants, Consultant Company or Management Company Employees (as such terms are defined below) of the Company and its subsidiaries, or an Eligible Charitable Organization (collectively “Eligible Persons”), to be known as the “Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten years, as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchange and approved by the Board.

2.            DEFINITIONS

In this Plan, the following terms shall have the following meanings:

“Associate” means an “Associate” as defined in the National Instrument 45-106.

“Board” means the Board of Directors of the Company.

“Change of Control” means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

“Company” means XORTX Therapeutics Inc. (formerly APAC Resources Inc.) and its successors.

“Consultant” means a “Consultant” as defined in NI 45-106.

“Consultant Company” means a corporation controlled or operated by a Consultant.

“CSA” means the Canadian Securities Administrators, and for British Columbia in particular, the B.C. Securities Commission.

“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

“Eligible Persons” has the meaning given to that term in section 1 hereof.

“Employee” means an “Employee” as defined in NI 45-106.

“Exchange” means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

“Expiry Date” means the date set by the Board under subsection 3.1 of the Plan, as the last date on which an Option may be exercised.

“Grant Date” means the date specified in the Option Agreement as the date on which an Option is granted.

“Insider” means an “Insider” as defined in the British Columbia Securities Act.

“Investor Relations Activities” means “Investor Relations Activities” as defined in the TSXV policies.

“Joint Actor” has the meaning defined in NI 62-103, The Early Warning System and Related Take-Over Bid and insider Reporting Issues.

“Management Company Employee” means an Employee of an “external management company” as such term is defined under Form 51-102F6 “Statement of Executive Compensation” in respect of financial years ending on or after December 31, 2008, of NI 51-102, “Continuous Disclosure Obligations” published by the CSA.

“Market Price” of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

“NI 45-106” means NI 45-106, “Prospectus and Registration Exemptions” published by the CSA.

“Option” means an option to purchase Shares granted pursuant to this Plan.

“Option Agreement” means an agreement, in the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

“Optionee” means each of Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

“Plan” means this Stock Option Plan.

“Shares” means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

“Unissued Option Shares” means the number of Shares which have, at a particular time, been reserved for issuance upon the exercise of an Option, but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.            GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the allocation and issue of Options to specific Eligible Persons of the Company and its subsidiaries. The Option Price under each Option so allocated shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee. Both the Company and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Eligible Person.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be that number equal to 10% of the Company’s issued share capital from time to time. The number of Shares reserved for issuance under the Plan and all of the Company’s other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis; and

(b)	to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company).

The number of Shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to all Insiders shall not exceed 10% of the total number of issued and outstanding shares on the Grant Date on a non-diluted basis;

(b)	to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company);

(c)	to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d)	to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis, which Options must be vested in stages over not less than 12 months and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period. The Company must publicly announce by press release at the time of the grant, any Options granted to Eligible Persons who undertake Investor Relations Activities.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Company or Management Company Employees, each of the Company and the Optionee is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.            EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to subsections 4.3 and 4.4, an Option shall be granted as fully Vested on the Grant Date, and may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date, provided that this Plan has been previously approved by the shareholders of the Company, where such prior approval is required by Exchange policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s certified cheque or bank draft payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the certified cheque is not honoured upon presentation for any reason, in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares

An Option shall be granted hereunder as fully Vested, unless a vesting schedule is imposed by the Board as a condition of the grant on the Grant Date; and provided that if the Option is being granted to an Eligible Person who is providing Investor Relations Activities to the Company, then the Option must vest in stages over not less than 12 months and no more than one-quarter (1/4) of such Options may be vested in any three (3) month period.

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date.

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

4.5	Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised. If any Option Shares are returned to the Company under this subsection 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, are Vested (subject to the proviso below), and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that where an Option was granted to a consultant providing Investor Relations Activities, the Directors declaration that Option Shares issuable upon the exercise of such Options granted under the Plan be Vested with respect to such Option Shares, is subject to prior approval of the Exchange. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days and not more than 35 days notice is required.

4.7	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option may be exercised in whole or in part by the Optionee.

4.8	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9	Shares Not Acquired or Exercised

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired, and any Option Shares acquired by an Optionee under an Option when exercised, may be made the subject of a further Option granted pursuant to the provisions of the Plan.

4.10	Extension of Term During Trading Black Out

In the event the Expiry Date of an Option falls on a date during a trading black out period that has been self imposed by the Company, the Expiry Date of the Option will be extended to the 10th business day following the date that the self imposed trading black out period is lifted by the Company. For greater certainty, the Expiry Date of an Option will not be extended in the event a cease trade order is issued by a securities regulatory authority against the Company or an Optionee.

5.            ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)	rights, options or warrants, then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections 5.1 or 5.2;

(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation,

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsection 5.1, 5.2 or 5.3 is subject to the approval of the Exchange where required pursuant to their policies, and compliance with the applicable securities rules or regulations of any other governmental authority having jurisdiction.

6.            MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective immediately upon the approval of the Board of directors of the Company, where the Company is a non-reporting issuer. If the Company is a reporting issuer whose Shares are listed on any Exchange, then the Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution of the disinterested shareholders in the case of a new Plan, and the written acceptance of the Plan by the Exchange where such prior approval is required by the policies of the Exchange. Any Options granted under this Plan before such approval shall only be exercised upon the receipt of such approval, where it is required by the policies of the Exchange. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to compliance with the policies of the Exchange and applicable securities rules or regulations of any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to comply with such policies, rules or regulations, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in subsection 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

As a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted to Insiders thereunder will be subject to the approval of the shareholders, where such approval is required by the policies of the Exchange.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan or any Option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule A

XORTX THERAPEUTICS INC.

STOCK OPTION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between XORTX Therapeutics Inc. (the “Company”) and the Optionee named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the “Grant Date”);

2.	● (the “Optionee”);

3.	was granted the option (the “Option”) to purchase ● Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $● per share;

5.	which shall be exercisable as to [insert vesting terms] from the Grant Date, unless the granting of this Option is to a consultant providing Investor Relations Activities in which case the Option will be vested over a 12 month period from the Grant Date in accordance with the terms of the Plan;

6.	terminating on the ●, 20● (the “Expiry Date”);

7.	when exercised, the Company will forthwith calculate all applicable Canadian government withholding taxes of the Optionee, and Canada or Quebec (if applicable) Pension Plan contributions, and the Optionee agrees to remit to the Company such taxes and contributions to the Company, which will be remitted by the Company to Canada Revenue Agency and reflected on any annual statement of remuneration issued by the Company; and

8.	by signing this Option Agreement, the Optionee acknowledges and consents to:

(a)	the disclosure of Personal Information by the Company to the TSX Venture Exchange (the “Exchange”) (as defined in Appendix I hereto); and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix I or as otherwise identified by the Exchange, from time to time;

(Where “Personal Information” means any information about the Optionee, and includes the information contained in the tables, as applicable), all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

XORTX THERAPEUTICS INC.

Per:
OPTIONEE		Authorized Signatory

APPENDIX I
ACKNOWLEDGEMENT - PERSONAL INFORMATION

The TSX Venture Exchange and its affiliates, authorized agents, subsidiaries and divisions (collectively referred to as "the Exchange") collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

●	to conduct background checks,

●	to verify the Personal Information that has been provided about each individual,

●	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

●	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

●	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

●	to conduct enforcement proceedings, and

●	to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.